UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN

FOR SALARIED EMPLOYEES

(Full title of the Plan)

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

PAGE
FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3

Notes to Financial Statements	4-11

Schedules:
Schedule H, Line 4i: Schedule of Assets Held for Investment Purposes as of December 31, 2003	12

Schedule H, Line 4j: Schedule of Reportable Transactions for the Year Ended December 31, 2003	13

Signature	14

EXHIBITS

Exhibit 23 - Independent Registered Public Accounting Firm Consent

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Rayonier Investment and Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index to Financial Statements are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Jacksonville, Florida

June 23, 2004

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31, 2003			DECEMBER 31, 2002
	Participant Directed	Non-Participant Directed	Total	Participant Directed	Non-Participant Directed	Total
ASSETS

Receivables:
Accrued interest and dividends	$93,533	$742	$94,275	$95,851	$198,359	$294,210
Member contributions	77,328	37,373	114,701	74,158	33,125	107,283

Total receivables	170,861	38,115	208,976	170,009	231,484	401,493

Investments, at fair value (See Note 3)	69,913,897	41,400,689	111,314,586	55,273,308	26,378,429	81,651,737

Total assets	70,084,758	41,438,804	111,523,562	55,443,317	26,609,913	82,053,230

LIABILITIES

Accounts payable	25,763	—	25,763	15,673	—	15,673

Total liabilities	25,763	—	25,763	15,673	—	15,673

Net assets available for benefits	$70,058,995	$41,438,804	$111,497,799	$55,427,644	$26,609,913	$82,037,557

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Participant Directed	Non-Participant Directed	Total
INVESTMENT INCOME AND CONTRIBUTIONS

Investment income:
Net appreciation in fair value of investments (See Note 3)	$9,326,735	$9,552,288	$18,879,023
Dividends	2,281,605	6,905,061	9,186,666
Interest	1,072,326	19,618	1,091,944

	12,680,666	16,476,967	29,157,633

Contributions:
Employer	—	1,788,834	1,788,834
Members’	4,361,373	—	4,361,373

	4,361,373	1,788,834	6,150,207

Total investment income and contributions	17,042,039	18,265,801	35,307,840

DISTRIBUTIONS AND EXPENSES

Distributions to members	4,174,588	1,490,386	5,664,974
Administrative expenses	182,624	—	182,624

Total distributions and expenses	4,357,212	1,490,386	5,847,598

Net increase prior to transfers	12,684,827	16,775,415	29,460,242

Member-directed transfers	1,946,524	(1,946,524)	—

Net increase	14,631,351	14,828,891	29,460,242

Net assets available for plan benefits:
Beginning of year	55,427,644	26,609,913	82,037,557

End of year	$70,058,995	$41,438,804	$111,497,799

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the “Company” or the “Sponsor”) upon the first day of the month following the employee’s date of hire and fifteen days notice. In addition, part-time salaried employees that have worked 1,000 hours in a consecutive twelve-month period are also eligible to join the Plan. Employees covered by a collective bargaining agreement, leased employees or non-resident aliens with no U.S. earned income are excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b) Contributions

1.	Participant Directed - Each year, members may elect to contribute up to 16 percent of the member’s salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof.

2.	Non-participant Directed - The Company makes a matching contribution of 60 percent of the first 6 percent of each member’s salary that is contributed to the Plan. Additionally, the Company contributes one-half of 1 percent of each member’s salary to the member’s retirement account (“retirement contributions”).

Matching Company contributions and retirement contributions are invested entirely in the Rayonier Inc. Common Stock Fund. Upon reaching the age of 55, a member may elect to transfer prior and direct future investment of Company and retirement contributions into any available investment under the Plan on an ongoing basis. This allows participants approaching retirement age to reduce the risk of holding the vested Company match and retirement contributions entirely in the Rayonier Inc. Common Stock Fund. Prior to September 1, 2002, participants age 55 and older could elect to transfer Company and retirement contributions to funds investing in only fixed income investments (Blended Stable Value Fund).

Pre-tax member contributions were limited by the Internal Revenue Service (“IRS”) to $12,000 and $11,000 during 2003 and 2002, respectively. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $2,000 and $1,000 during the Plan years ended December 31, 2003 and 2002, respectively.

(c) Member Accounts

Each member’s account is credited with the member’s contribution and the related Company contribution. Plan earnings (losses) and administrative expenses are allocated to member accounts based upon account balances.

(d) Vesting

Members are immediately vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Vesting in the member’s Company contribution account plus actual earnings/losses thereon is based on years of service. A member vests 20 percent after each year of service; full vesting occurs after five years of service.

(e) Investment Options

The Plan provides various options for the participants to purchase and sell investment securities. These investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of Plan investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the December 31, 2003 Statements of Net Assets Available for Benefits.

Upon enrollment in the Plan, members may direct their contributions and balance transfers in one percent increments to any of the funds. Members may change their investment options daily, apart from the Mass Mutual Overseas Fund, which limits investment changes to once every thirty days.

Contributions to the Plan may be invested in the following funds:

Rayonier Inc. Common Stock Fund

This investment option invests in the common stock of Rayonier Inc. and a cash component.

Blended Stable Value Fund

This portfolio consists of two separate funds: Mass Mutual’s General Investment Account and the Pyramid Open End GIC Fund. One-third of the Pyramid Open End GIC Fund was transferred to the Mass Mutual General Investment Account in each of 2002 and 2003 and the remaining one-third will be transferred in 2004. All new participant-directed contributions are deposited into the Mass Mutual General Investment Account. Funds are invested in investment contracts issued by other financial institutions, fixed income securities and, at times, short-term investments, including obligations of the U.S. Government and money market securities. The fund’s objective is to provide stable, long-term investment growth.

Janus Capital Corporation Balanced Fund

The Janus Capital Corporation manages this portfolio. Funds are invested in a mix of equity and income-producing securities (normally 40% to 60% of each). The equity portion favors mature companies with a history of solid earnings and strong cash flows. Fixed-income investments (at least 25%) are selected for their income potential. The fund’s objective is to provide long-term capital and current income growth.

At its meeting on February 11, 2004, the Pension Fund Trust and Investment Committee approved the replacement of the Janus Capital Corporation (JCC) Balanced Fund with the Mass Mutual Strategic Balanced Fund. The equity portion of the new fund will be managed by Salomon Brothers Asset Management with the fixed income portion to be managed by Western Asset Management.

Due to regulatory constraints, Mass Mutual could not unilaterally move the assets invested in the JCC Balanced Fund before March 30, 2004. As of that date, the JCC Balanced Fund investment option was terminated and the assets were transferred into the Mass Mutual Strategic Balanced Fund the next day. Subsequent to the asset transfer, participants were able to direct contributions to that fund.

In addition, Mass Mutual acts as investment manager for the following four funds:

Mass Mutual Indexed Equity Fund

This portfolio is managed by Northern Trust Company. The fund seeks to match the performance of Standard & Poor’s (“S&P”) 500 Index by investing in a representative sample of the stocks found in that index. The fund’s objective is to provide returns that closely approximate those of the S&P 500.

Mass Mutual Small Company Value Fund

This portfolio is managed jointly by Clover Capital and T. Rowe Price. The fund invests in stocks of smaller companies in the small/mid-cap value category. The fund’s objective is to provide long-term growth of capital by investing primarily in stocks that are believed to have low valuations relative to the market or to their historical valuations.

Mass Mutual Small Company Growth Fund

Mazama Capital Management and Allied Investment Advisors, Inc. manage this portfolio jointly. The fund invests in stocks of smaller companies with above average earnings growth in the small/mid cap asset category. The fund’s objective is to provide long-term capital appreciation by investing primarily in stocks that are believed to offer the potential for long-term earnings growth.

Mass Mutual Overseas Fund

This portfolio is managed jointly by American Century and Harris Associates, L.P. The fund invests 80 percent of its portfolio in stocks traded in Europe, Latin America and Asia in the international/global asset category. The fund focuses on well-positioned, well-managed businesses having strong revenue growth, sustainable profit margins, capital efficiency and business integrity. The fund’s objective is to provide long-term capital growth by investing in both foreign and domestic equity securities.

(f) Member Loans

Members may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the member’s vested balance, excluding retirement accounts, or (b) $50,000 reduced by the member’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Rayonier Pension Fund Trust and Investment Committee (the “Plan Committee”). The outstanding loans bear interest at fixed rates that ranged from 5.00 percent to 10.50 percent at December 31, 2003 and from 5.75 to 11.55 percent at December 31, 2002. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund. The member loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.

Loan repayments amounted to $655,164 and $675,989, while new loans to participants were $809,075 and $587,612 in 2003 and 2002, respectively.

(g) Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, upon separation from the Company for any reason, a member may elect to defer distribution until March 31 of the year following the member’s attainment of age 70 1/2, provided the member’s vested account balance exceeds $5,000. The member may elect to receive one lump-sum payment or benefit payments in annual installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the individual’s after-tax account in excess of a prescribed minimum.

Distributions from before-tax accounts are prohibited before attaining the age of 59 1/2 except in the case of death, permanent and total disability or financial hardship. Existence of financial hardship is determined by IRS criteria.

(h) Forfeited Accounts

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. In 2003, $104,178 of forfeited non-vested accounts was used to pay Plan expenses.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

(b) Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. Member loans are valued at their outstanding principal balances, which approximates fair value.

Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the Plan’s Trustees, Mass Mutual and Investors Bank and Trust, based upon the current market values of the underlying assets of the commingled funds. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of Net Assets Available for Benefits as of December 31, 2003 for the Pyramid Open End GIC Fund, the Janus Capital Corporation Balanced Fund, the Mass Mutual Indexed Equity Fund, the Mass Mutual Small Company Value Fund, the Mass Mutual Small Company Growth Fund and the Mass Mutual Overseas Fund, are filed directly with the Department of Labor.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

The following presents both participant and non-participant directed investments of the Plan:

	December 31,
	2003		2002
Rayonier Inc. common stock (non-participant directed)	$40,096,050	*	$24,825,508	*
Rayonier Inc. common stock (participant directed)	13,248,742	*	7,428,286	*
Mass Mutual General Investment Account	17,631,075	*	12,382,062	*
Pyramid Open End GIC Fund	4,729,640		8,950,178	*
Janus Capital Corporation Balanced Fund	7,044,707	*	6,357,176	*
Mass Mutual Indexed Equity Fund	21,736,630	*	18,167,277	*
Mass Mutual Small Company Value Fund	1,393,939		60,334
Mass Mutual Small Company Growth Fund	1,743,687		72,666
Mass Mutual Overseas Fund	456,962		47,530
Cash and Short-term Investments Fund (non-participant directed)	1,304,639		1,552,625
Cash and Short-term Investments Fund (participant directed)	431,085		464,576
Member loans receivable	1,497,430		1,343,519

	$111,314,586		$81,651,737

*	Denotes investments that represent five percent or more of the Plan’s net assets.

During 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $18,879,023 as follows:

Mutual funds	$6,170,419
Common stock	12,708,604

Total	$18,879,023

4. Dividends

On May 21, 2003, the Company’s Board of Directors approved a three-for-two stock split effected in the form of a stock dividend and on June 12, 2003, the Company issued one additional share of common stock for every two shares held by the Plan on June 2, 2003. The 2002 share amounts herein have been restated to reflect the three-for-two stock split.

In addition, on August 18, 2003, Rayonier’s Board of Directors approved a plan to convert the Company into a Real Estate Investment Trust (“REIT”), effective January 1, 2004. In order to comply with IRS regulations applicable to REITs, the Company was required to dividend to common shareholders its pre-REIT undistributed accumulated taxable earnings and profits. In December 2003, the Plan’s Rayonier Inc. Common Stock Fund received this dividend which consisted of 202,456 common shares valued at $8,052,684.

In addition to this special stock dividend, the Plan received regular cash dividends of $1.05 per outstanding share totaling $1,133,982 for the year ended December 31, 2003.

5. Guaranteed Investment Contracts (“GICs”)

Certain GICs held in the Blended Stable Value Fund are synthetic, i.e., the Fund owns certain fixed income marketable securities, and a third party provides a “wrapper” that guarantees a fixed-rate of return. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the Fund’s financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment based on contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate may be fixed or variable, as specified by each GIC. The guaranteed rates for the Mass Mutual General Investment Account and the Pyramid Open End GIC Fund were 4.00 percent and 4.81 percent, respectively, as of December 31, 2003.

The average yield on the Blended Stable Value Fund was 4.61 percent and 5.14 percent for the years ended December 31, 2003, and 2002, respectively.

6. Related Party Transactions

The Blended Stable Value Fund contains funds that are managed by Mass Mutual and Northern Trust Company. Investors Bank and Trust (IBT) is the trustee and Mass Mutual is also the record keeper as defined by the Plan. Transactions with IBT, Mass Mutual and Northern Trust Company qualify as party-in-interest transactions. In 2003, the Plan incurred $156,861 and $25,763 of investment management fees with IBT and Northern Trust Company, respectively. In addition, the Plan Sponsor paid $9,387 to Mass Mutual for Plan record keeping expenses in 2003.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2003 and 2002, the Plan held 1,285,107 and 1,069,187 shares of Rayonier Inc. common stock, respectively, which represented an ownership interest of 2.62 percent and 2.57 percent, respectively, of the total outstanding shares on those dates.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s tax return filed on IRS Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$111,497,799	$82,037,557
Amounts allocated to withdrawing members	—	(146,165)

Net assets available for benefits per Form 5500	$111,497,799	$81,891,392

The following is a reconciliation of benefits paid to members per the financial statements to the Plan’s tax return filed on IRS Form 5500:

Year ended December 31, 2003
Distributions to members per the financial statements	$5,664,974
Add: Amounts allocated to withdrawing members - current year	—
Less: Amounts allocated to withdrawing members - prior year	(146,165)

Distributions to members per Form 5500	$5,518,809

Amounts allocated to withdrawing members are recorded on the Form 5500 as benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date. As of December 31, 2003, there were no processed withdrawals that had not been paid.

9. Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. A new IRS determination letter was requested on September 27, 2003, even though the Plan Administrator believes that the Plan, as currently designed, is still being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10. Administrative Expenses

Investment management expenses for each of the Plan’s Mass Mutual investment options are applied against each fund’s return at the participant level. Northern Trust Company investment fees are paid with funds available through forfeited non-vested accounts. Any such fees in excess of available forfeited non-vested accounts are paid by the Company. During 2003, total administrative expenses paid by the Plan were $182,624.

11. Plan Amendments

In December 2002, the Plan added an employee stock ownership plan (“ESOP”) feature that provided participants the option of electing to either (a) have dividends reinvested in Rayonier common stock or (b) be paid directly for dividends. The feature was intended to operate within the meaning of 4975 (e) (7) of the IRS Code. However, since the Company has converted to a REIT effective January 1, 2004, it can no longer directly participate in a 401(k) plan with an embedded ESOP feature. As such, the Plan has been amended to remove this provision effective January 1, 2004 and all future Rayonier common stock dividends will automatically be reinvested.

SCHEDULE H, Line 4i

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2003

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Description	Units		Cost	Current Value
*	Cash and Short-term Investment Fund	1,735,724		$1,735,724	$1,735,724
*	Blended Stable Value Fund	2,011,751		20,920,510	22,360,715
*	Mass Mutual Indexed Equity Fund	216,614		17,908,226	21,736,630
*	Janus Capital Corporation Balanced Fund	72,300		6,373,793	7,044,707
*	Rayonier Inc. Common Stock Fund	1,285,107	[1]	32,769,070	53,344,792
*	Mass Mutual Small Company Value Fund	11,591		1,286,545	1,393,939
*	Mass Mutual Small Company Growth Fund	15,590		1,619,153	1,743,687
*	Mass Mutual Overseas Fund	4,775		400,105	456,962
* **	Member loans receivable	1,497,430		1,497,430	1,497,430

				$84,510,556	$111,314,586

*	Denotes Party In-Interest transaction.
**	The loans bear fixed interest rates that range from 5.00 percent to 10.50 percent.
[1]	Denotes actual shares held by Plan.

SCHEDULE H, Line 4j

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Mass Mutual	JCC Balanced Fund	$6,423,153	$—	$—	$—	$—
Mass Mutual	Mass Mutual Indexed Equity Fund	18,715,102	—	—	—	—
Investors Bank & Trust	Rayonier Balanced Fund	—	6,423,153	6,684,890	6,423,153	(261,737)

Investors Bank & Trust	Rayonier Indexed Fund	—	18,715,102	21,542,391	18,715,102	(2,827,289)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

June 28, 2004	/s/ JOHN P. O’GRADY
John P. O’Grady
Plan Administrator